SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                   August 2006

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954, and
333-127491 and Form S-8 Registration Statement File No. 333-111437.


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                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re Israel Ministry of Defense Contracts RADA $330,000 to Provide Advanced Head Up Display Camera to the Israeli Air Force F-15 Aircraft dated August 22, 2006.




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                                                                          ITEM 1

Press Release                             Source: Rada Electronic Industries Ltd

Israel Ministry of Defense Contracts RADA $330,000 to Provide Advanced Head Up Display Camera to the Israeli Air Force F-15 Aircraft

Tuesday August 22, 10:00 am ET

NETANYA, Israel, August 23 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (NASDAQ: RADI - News) announced today that it was selected by the Israeli Ministry Of Defense (IMOD) to replace the aging Israeli Air Force (IAF) F-15 Head Up Display Cameras with RADA's state of the art "Eye Witness" color video camera. Initial order value exceeds $330,000 with deliveries scheduled for the first half of 2007. Additional orders to complete the whole IAF F-15 fleet upgrade are expected during 2007.

Commenting on the contract, Major General (Res.) Herzle Bodinger, RADA President and CEO said "We are proud to be the provider of airborne cameras to the IAF front line fighters. This contract increases the install base of RADA products in the IAF to the F-15 as well.

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries, with 110 staff. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Reports on Form 20-F and other filings with the Securities and Exchange Commission.

    Contact:
    Elan Sigal- C.F.O
    RADA Electronic Industries Ltd.
    Tel: +972-9-8921111





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                     (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: August 24, 2006